UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-24968

NOTIFICATION OF LATE FILING

[ ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[X] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2020

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	The Singing Machine Company, Inc.
Former name if applicable
Address of principal executive office	6301 NW 5th Way, Suite 2900
City, state and zip code	Fort Lauderdale, Florida 33309

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As previously disclosed on Form8-K filed with the SEC on January 29, 2021, the Company is in the process of filing restatements for the following financial statements:

(i)	audited consolidated financial statements for the fiscal years ended March 31, 2020 and 2019,;
(ii)	The unaudited condensed consolidated financial statements as of and for each of the interim periods ended September 30, 2020 and 2019, June 30, 2020 and 2019 and December 31, 2019 (the “Restated Periods”)

Due to delays brought about from preparing the Restated Periods, the registrant expects to file its quarterly report for period ended December 31, 2020 as well as the Restated Periods, no later than five days after the original due date of the December 31, 2020 quarterly report.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gary Atkinson, CEO	(954)	596-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Singing Machine Company, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 17, 2021	By:	/s/ Gary Atkinson
Gary Atkinson
Chief Executive Officer